Exhibit 99.1

News Release

Suncor Energy reports third quarter 2024 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (November 12, 2024)

•	Generated $3.8 billion in adjusted funds from operations and $2.2 billion in free funds flow.
•	Returned $1.5 billion to shareholders, with $800 million in share repurchases and $700 million in dividends.
•	Highest ever refining throughput of 488,000 barrels per day (bbls/d), with 105% overall utilization.
•	Refined product sales of 612,000 bbls/d, the third consecutive quarter of record sales.
•	Upstream production of 829,000 bbls/d with 99% upgrader utilization, the best third quarter ever.
•	Achieved $8.0 billion net debt target, triggering 100% return of excess funds to shareholders.
•	Subsequent to the third quarter, quarterly dividend per share increased by approximately 5% to $0.57 per share.

“Whereas the second quarter was about executing major planned maintenance activities and building momentum, the third quarter was about performing and delivering on commitments, which is exactly what Suncor did. Exceptional results were achieved across the company in asset reliability and cost management, resulting in tremendous operating leverage as demonstrated in our financial results,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “Our continually improving performance is a direct result of our people and their expertise, commitment, and determination to deliver.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Third Quarter Results

Financial Highlights	Q3	Q2	Q3
($ millions, unless otherwise noted)	2024	2024	2023
Net earnings	2 020	1 568	1 544
Per common share(1) (dollars)	1.59	1.22	1.19
Adjusted operating earnings(2)	1 875	1 626	1 980
Per common share(1)(2) (dollars)	1.48	1.27	1.52
Adjusted funds from operations(2)	3 787	3 397	3 634
Per common share(1)(2) (dollars)	2.98	2.65	2.80
Cash flow provided by operating activities	4 261	3 829	4 184
Per common share(1) (dollars)	3.36	2.98	3.22
Capital and exploration expenditures	1 467	1 964	1 512
Free funds flow(2)	2 232	1 350	2 057
Dividend per common share(1) (dollars)	0.55	0.55	0.52
Share repurchases per common share(3) (dollars)	0.62	0.64	0.23
Returns to shareholders(4)	1 480	1 523	976
Net debt(2)(5)	7 968	9 054	9 837

	Q3	Q2	Q3
Operating Highlights	2024	2024	2023
Total upstream production (mbbls/d)	828.6	770.6	690.5
Refinery utilization (%)	105	92	99

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.
(3)	Calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.
(4)	Includes dividends paid on common shares and repurchases of common shares.
(5)	Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q3	Q2	Q3
($ millions)	2024	2024	2023
Net earnings	2 020	1 568	1 544
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(123)	103	256
Unrealized (gain) loss on risk management activities	(28)	(52)	13
Loss on significant disposal(2)	—	—	253
Income tax expense (recovery) on adjusted operating earnings adjustments	6	7	(86)
Adjusted operating earnings(1)	1 875	1 626	1 980

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non GAAP Financial Measures section of this news release.
(2)	During the third quarter of 2023, the company recorded derecognition charges of $253 million on its Meadow Creek development properties in the Oil Sands segment.

•	Suncor’s adjusted operating earnings were $1.875 billion ($1.48 per common share) in the third quarter of 2024, compared to $1.980 billion ($1.52 per common share) in the prior year quarter, with the decrease primarily due to lower realized crude oil prices and refined product realizations, partially offset by increased Oil Sands and Exploration & Production (E&P) sales volumes, as well as higher refinery production.

•	Net earnings increased to $2.020 billion ($1.59 per common share) in the third quarter of 2024, compared to $1.544 billion ($1.19 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the third quarter of 2024 and the prior year quarter were impacted by the reconciling items shown in the table above.

•	Adjusted funds from operations increased to $3.787 billion ($2.98 per common share) in the third quarter of 2024, compared to $3.634 billion ($2.80 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings, excluding the impacts of share-based compensation expense.

•	Cash flow provided by operating activities, which includes changes in non-cash working capital, increased to $4.261 billion ($3.36 per common share) in the third quarter of 2024, compared to $4.184 billion ($3.22 per common share) in the prior year quarter.

•	Suncor’s total operating, selling and general (OS&G) expenses decreased to $3.055 billion in the third quarter of 2024, compared to $3.124 billion in the prior year quarter, with the decrease primarily due to lower share-based compensation expense, decreased operations and maintenance costs and lower commodity costs, which more than offset the company’s increased working interest in Fort Hills compared to the third quarter of 2023.

•	As at September 30, 2024, Suncor’s net debt was $7.968 billion, a decrease of $1.086 billion compared to June 30, 2024.

Operating Results

	Q3	Q2	Q3
(mbbls/d, unless otherwise noted)	2024	2024	2023
Total Oil Sands bitumen production	909.6	834.4	787.0
SCO and diesel production	543.2	488.3	488.9
Inter-asset transfers and consumption	(29.4)	(26.6)	(19.6)
Upgraded production – net SCO and diesel	513.8	461.7	469.3
Bitumen production	294.6	308.2	207.7
Inter-asset transfers	(32.4)	(53.9)	(30.9)
Non-upgraded bitumen production	262.2	254.3	176.8
Total Oil Sands production	776.0	716.0	646.1
Exploration and Production	52.6	54.6	44.4
Total upstream production	828.6	770.6	690.5
Refinery utilization (%)	105	92	99
Refinery crude oil processed	487.6	430.5	463.2

•	Total Oil Sands bitumen production increased to 909,600 bbls/d in the third quarter of 2024, compared to 787,000 bbls/d in the prior year quarter, primarily due to the company’s increased working interest in Fort Hills and strong mining performance.

•	The company’s net synthetic crude oil (SCO) production increased to a third quarter record of 513,800 bbls/d, compared to 469,300 bbls/d in the prior year quarter, reflecting higher upgrader availability due to lower planned turnaround activities in the current quarter compared to the prior year quarter. Oil Sands Base upgrader utilization was 94% and Syncrude was a record 104%, compared to 83% and 97%, respectively, in the prior year quarter.

•	Non-upgraded bitumen production increased to 262,200 bbls/d in the third quarter of 2024, compared to 176,800 bbls/d in the prior year quarter, primarily due to the acquisition of Fort Hills, continued strong production at Firebag following a reduction of production early in the quarter to safely manage regional wildfire impacts, and lower demand for upgrader feedstock from Firebag due to strong mining performance in the current quarter.

•	E&P production increased to 52,600 bbls/d in the third quarter of 2024, compared to 44,400 bbls/d in the prior year quarter, primarily due to the addition of production from Terra Nova and increased production at Hebron, partially offset by the absence of production from White Rose due to the asset life extension project.

•	Refinery utilization was at or above 100% at all refineries in the current quarter, resulting in record overall utilization of 105% and throughput of 487,600 bbls/d, compared to 99% and 463,200 bbls/d in the prior year quarter, which was impacted by planned maintenance activities at the Edmonton and Montreal refineries.

•	Record refined product sales of 612,300 bbls/d in the third quarter of 2024, compared to 574,100 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and the company leveraging its extensive domestic sales network and export channels.

Corporate and Strategy Updates

•	Debt reduction of over $1.4 billion. In the third quarter of 2024, Suncor repaid $331 million in debt and, subsequent to the quarter, executed a debt tender offer and repaid approximately $1.1 billion aggregate principal amount of the company’s outstanding notes, which enables Suncor to capture significant economic value and significantly reduce its future interest obligations.

•	Net debt target of $8 billion achieved. During the third quarter, Suncor successfully achieved its updated net debt target of $8 billion announced on the May 21st investor day, well ahead of initial expectations, triggering a move to 100% of excess funds returned to shareholders.

•	Quarterly dividend increase. Subsequent to the third quarter, Suncor’s board of directors approved a quarterly dividend of $0.57 per share, an increase of approximately 5% over the prior quarter dividend.

Corporate Guidance Updates

There have been no changes to the corporate guidance ranges previously issued on December 5, 2023.

For further details and advisories regarding Suncor’s 2024 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believe reduces comparability between periods.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	1 819	1 407	272	227	479	1 274	124	(774)	—	—	2 694	2 134
Adjustments for:
Depreciation, depletion, amortization and impairment	1 324	1 367	191	115	247	234	29	28	—	—	1 791	1 744
Accretion	131	115	17	14	2	3	—	—	—	—	150	132
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(123)	256	—	—	(123)	256
Change in fair value of financial instruments and trading inventory	(78)	47	(8)	11	(21)	(43)	—	—	—	—	(107)	15
(Gain) loss on disposal of assets	(9)	(39)	—	—	(3)	(8)	1	(2)	—	—	(11)	(49)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	26	—	—	—	26	—
Share-based compensation	26	78	2	6	12	34	25	106	—	—	65	224
Settlement of decommissioning and restoration liabilities	(93)	(67)	(3)	(1)	(18)	(7)	—	—	—	—	(114)	(75)
Other	45	21	—	—	3	(5)	(11)	18	—	—	37	34
Current income tax expense	—	—	—	—	—	—	—	—	(621)	(781)	(621)	(781)
Adjusted funds from (used in) operations	3 165	2 929	471	372	701	1 482	71	(368)	(621)	(781)	3 787	3 634
Change in non-cash working capital											474	550
Cash flow provided by operating activities											4 261	4 184

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	4 982	4 151	742	1 558	2 186	2 785	(813)	(1 295)	—	—	7 097	7 199
Adjustments for:
Depreciation, depletion, amortization and impairment	3 744	3 688	545	384	727	678	87	87	—	—	5 103	4 837
Accretion	386	344	50	49	8	6	—	—	—	—	444	399
Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	200	15	—	—	200	15
Change in fair value of financial instruments and trading inventory	(118)	92	10	(2)	45	1	—	—	—	—	(63)	91
Gain on disposal of assets	(9)	(39)	—	(608)	(3)	(26)	(1)	(322)	—	—	(13)	(995)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	26	—	—	—	26	—
Share-based compensation	(102)	41	8	8	(46)	15	(71)	(24)	—	—	(211)	40
Settlement of decommissioning and restoration liabilities	(290)	(256)	(23)	(5)	(36)	(19)	—	—	—	—	(349)	(280)
Other	123	53	4	—	19	17	24	(17)	—	—	170	53
Current income tax expense	—	—	—	—	—	—	—	—	(2 051)	(2 068)	(2 051)	(2 068)
Adjusted funds from (used in) operations	8 716	8 074	1 336	1 384	2 900	3 457	(548)	(1 556)	(2 051)	(2 068)	10 353	9 291
Change in non-cash working capital											524	(1 265)
Cash flow provided by operating activities											10 877	8 026

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	3 165	2 929	471	372	701	1 482	71	(368)	(621)	(781)	3 787	3 634
Capital expenditures including capitalized interest(1)	(967)	(1 175)	(281)	(187)	(295)	(195)	(12)	(20)	—	—	(1 555)	(1 577)
Free funds flow (deficit)	2 198	1 754	190	185	406	1 287	59	(388)	(621)	(781)	2 232	2 057

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	8 716	8 074	1 336	1 384	2 900	3 457	(548)	(1 556)	(2 051)	(2 068)	10 353	9 291
Capital expenditures including capitalized interest(1)	(3 399)	(3 028)	(652)	(507)	(838)	(697)	(24)	(44)	—	—	(4 913)	(4 276)
Free funds flow (deficit)	5 317	5 046	684	877	2 062	2 760	(572)	(1 600)	(2 051)	(2 068)	5 440	5 015

(1)	Excludes capital expenditures related to assets previously held for sale of nil in the third quarter and first nine months of 2024, compared to nil and $108 million in the third quarter and first nine months of 2023, respectively.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	September 30	December 31
($ millions, except as noted)	2024	2023
Short-term debt	—	494
Long-term debt	10 973	11 087
Total debt(1)	10 973	11 581
Less: Cash and cash equivalents	3 005	1 729
Net debt (1)	7 968	9 852
Shareholders’ equity	45 082	43 279
Total debt plus shareholders’ equity	56 055	54 860
Total debt to total debt plus shareholders’ equity(1) (%)	19.6	21.1
Net debt to net debt plus shareholders’ equity(1) (%)	15.0	18.5

(1)	Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom;and Suncor’s intention to return 100% of excess funds to shareholders now that it has achieved its net debt target. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 21, 2024, Suncor’s Report to Shareholders for the Fourth Quarter of 2024 dated February 21, 2024, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s third quarter 2024 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's third quarter results, visit suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com

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